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                              January 20, 2021

       Philip McHugh
       Chief Executive Officer
       Paysafe Ltd
       Victoria Place
       31 Victoria Street
       Hamilton H10. Bermuda

                                                        Re: Paysafe Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed December 21,
2020
                                                            File No. 333-251552

       Dear Mr. McHugh:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Cover Page

   1. Please revise to highlight the risk factor cross-reference by prominent type or in another manner. Please also
include a page number reference. Refer to Item 501(b)(5) of
                                                        Regulation S-K.
       Q. Why is FTAC proposing the Business Combination?, page 14

   2. We note your disclosure that Paysafe is a leading, global pioneer in digital commerce with over $98 billion in
volume processed in 2019 and $73 billion processed for the nine months ended September
30, 2020. Please revise the third paragraph of this section to balance your volume
processed disclosure with Paysafe's revenue and net losses for the
 Philip McHugh
Paysafe Ltd
January 20, 2021
Page 2
         referenced periods. Please also revise the Summary section in an appropriate location and the Overview section on page 195 accordingly.
3. We note your disclosure on page 47 that the company focuses on specialized and high-risk industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games), digital trading, cryptocurrencies, nutraceuticals, Cannabidiol (CBD) products and multi-level marketing. We also note that such verticals represented approximately $640 million, or 45%, of your revenue for the year ended December 31, 2019. Please revise the third paragraph of this section and the Summary section in an appropriate location to disclose the company's focus on these specialized and high-risk industry verticals.
Parties to the Business Combination, page 26

4. We note that post-combination the company will be controlled by a number of principal shareholders or shareholder groups. In this regard, we note the new shareholders agreement and allocation of board of directors representation. Please revise to disclose the principal shareholders or shareholder groups which will control the company post-
         combination.
Structure of the Transactions, page 28

5. Please revise to briefly summarize the private placement and the PIPE investment which appear integral to the financing of the transaction. Please include enough detail so that shareholders understand the terms of the financing transactions and the involved parties to include related investors and funds.
Organizational Structure, page 31

6.       Please refer to the company ownership structure chart immediately following the
         consummation of the business combination. Please revise to disclose the relative ownership percentages for the four different shareholder contingency groups. Please also revise the chart on page 112 accordingly.
7. We note that post-combination that the company will be a controlled company under
         NYSE rules and that your principal shareholders will control a majority of the company's voting power. Please revise the post-combination structure chart, by footnote or otherwise, to disclose that the company will be a controlled company and to disclose the principal shareholders or shareholder groups, including their relative ownership percentages, who will control the post-combination company.
Comparative   Per Share Data,McHugh
FirstName LastNamePhilip       page 43
Comapany
8.         NamePaysafe
       Please              Ltd selected financial data or explain why this
disclosure is not
              revise to include
Januaryrequired.
        20, 2021 Refer
                  Page 2to the guidance in Item 3(d) of Form F-4.
FirstName LastName
 Philip McHugh
FirstName
Paysafe LtdLastNamePhilip McHugh
Comapany
January 20,NamePaysafe
            2021        Ltd
January
Page  3 20, 2021 Page 3
FirstName LastName
Merger Consideration
Consideration Paid to FTAC Stockholders   Effects of the Merger, page 112

9. We note your disclosure that the shareholders of FTAC are being asked to approve the issuance of the FTAC Class C Common Stock in exchange for the warrants held by the founders in connection with the business combination pursuant to a NYSE rule. Please revise the third paragraph to disclose the ownership percentage the FTAC Class C
         Common Stock represent upon issuance or conversion. Please also revise to clarify the ownership percentage such shares could represent in the post-combination company.
Background of the Business Combination, page 127

10. We note that FTAC shareholders are voting to approve the proposed business combination and essentially their equity ownership percentage in the post-combination company. We also note certain instances where the discussion references that the parties discussed or proposed different pro forma equity ownership calculations or changed the transaction structure or financing to ensure a certain pro forma equity ownership outcome. In each case, no specific details are disclosed. Please revise this section to more clearly detail how the FTAC shareholder's equity ownership percentage was specifically negotiated and ultimately determined.
11.      We note that FTAC hired RBC to act as its financial adviser related to the
         proposed transactions. Please revise the discussion to discuss in greater detail the role
         RBC played in the proposed transactions. We note that RBC didn't deliver a fairness opinion; revise to clarify whether RBC prepared and delivered any reports to the FTAC board of directors regarding the final proposed transaction.
12. Elaborate upon the discussion where one of the members of the FTAC Board reviewed with the other members of the FTAC Board the enhancements to the terms of the transaction structure, strategic rationale for the transaction, financials, base returns, comparison to other comparable transactions and key opportunities for change and transformation in the Paysafe business, including organic expansion, acquisition opportunities and cost savings. If any of these factors were used as a basis to recommend approval of the transaction, please revise to discuss these factors in greater detail, such as base returns, comparable transactions or cost savings.
Interests of FTAC   s Directors and Officers in the Business Combination, page
138

13. Please refer to the fourth bullet. We note that in connection with the PIPE investment the
         FNF Subscribers and Cannae Holdings are each entitled to certain fees based on their subscription amounts. Please revise to quantify the the respective fees that each investor will earn based on their respective PIPE investments. Please also revise the prospectus throughout accordingly.
 Philip McHugh
FirstName
Paysafe LtdLastNamePhilip McHugh
Comapany
January 20,NamePaysafe
            2021        Ltd
January
Page  4 20, 2021 Page 4
FirstName LastName

14. We note that post-combination the founders of FTAC and related entities will own a substantial percentage of the company as a result of their original ownership in FTAC, the private placement and the PIPE investment. Please revise to clarify the post-combination ownership of the founders and any related entities in the post-combination company on a consolidated basis.
Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 179

15. We refer you to adjustment M. Please help us understand how you arrived at the debt to be repaid in the amount of $1,117,275. Please explain the timing of this repayment.
Key Verticals & Trends, page 201

16. We note that your key verticals include iGaming and Gaming. Please revise to disclose the revenue generated from each vertical for the financial periods included in the prospectus so investors can appreciate the size and revenue contribution of your key verticals.
Pi Jersey Holdco 1.5 Limited
Notes to the Consolidated Financial Statements
5. Intangible assets, page F-29

17. You disclose on page F-13 the estimated useful lives for customer relationships have a range from 2 to 22 years. Please explain to us the nature of customer relationships, the specific factors that you considered in estimating the useful lives and why estimated useful lives of up to 22 years were considered reasonable for certain customer relationships in your situation. We note from your disclosure that customer relationships acquired during the years ended December 31, 2019 and 2018 have useful lives of 5 to 13 years. We also note a majority of the impairment loss recorded in 2019 and for the nine months ended September 30, 2020 were related to a deterioration in forecasted cash outflows and higher than anticipated attrition rates of your customer relationships. Refer to ASC 350-30-35.
Signatures, page II-5

18. Please revise to include the signature of your authorized representative in the United
         States. Refer to Instruction 1 to Signatures on Form F-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Philip McHugh
Paysafe Ltd
January 20, 2021
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNamePhilip McHugh                            Sincerely,
Comapany NamePaysafe Ltd
                                                           Division of
Corporation Finance
January 20, 2021 Page 5                                    Office of Trade &
Services
FirstName LastName